As filed with the Securities and Exchange Commission on September 13, 2002

                              Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                  (Including Registration of Shares for Resale
                          under a Form S-3 Prospectus)
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------

                                EQUITY ONE, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                             1696 N.E. Miami Gardens Drive
              Maryland                       North Miami Beach, Florida 33179               52-1794271
----------------------------------           -------------------------------           ----------------------------------
  (State or other jurisdiction of       (Address of Principal Executive Offices)       (IRS Employer incorporation or organization)
     Identification Number)



                        Restricted Stock Award Agreements
                        Equity One 1995 Stock Option Plan
   Equity One Amended and Restated 2000 Executive Incentive Compensation Plan
--------------------------------------------------------------------------------
                            (Full title of the Plans)
                                -----------------

                                  Chaim Katzman
                      Chairman and Chief Executive Officer
                                Equity One, Inc.
                          1696 N.E. Miami Gardens Drive
                        North Miami Beach, Florida 33179
                  --------------------------------------------
                     (Name and address of agent for service)
                                 (305) 947-1664
           Telephone number, including area code, of agent for service
                                    Copy to:
                               Ira N. Rosner, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
========================================== ======================== ======================= ===================== ==================
                                             Proposed number of        Proposed maximum           Proposed
           Title of securities                  shares to be            offering price       maximum aggregate          Amount of
            to be registered                    registered(1)             per share            offering price       registration fee
------------------------------------------ ------------------------ ----------------------- --------------------- ------------------
Common Stock, $.01 par value...........               2,650,750(2)               $13.84(3)        $36,686,380(3)         $3,375
------------------------------------------ ------------------------ ----------------------- --------------------- ------------------
------------------------------------------ ------------------------ ----------------------- --------------------- ------------------
Common Stock, $.01 par value...........                 956,750(4)               $11.77(5)        $11,260,948(5)         $1,036
------------------------------------------ ------------------------ ----------------------- --------------------- ------------------
------------------------------------------ ------------------------ ----------------------- --------------------- ------------------
              Total....................                3,607,500                                  $47,947,328            $4,411
------------------------------------------ ------------------------ ----------------------- --------------------- ------------------


(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this registration statement shall also cover any additional shares of common stock which become issuable under our 1995 Stock Option Plan (the "1995 Plan") or our Amended and Restated 2000 Executive Incentive Compensation Plan (the "2000 Plan") or by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of our common stock.
(2) Represents (i) 1,385,240 shares of our common stock reserved for issuance pursuant to awards which may be issued under our 2000 Plan, (ii) 432,429 shares of restricted stock issued under our 2000 Plan, (iii) 725,581 shares of our common stock issued upon the exercise of stock options granted under our 1995 Plan and our 2000 Plan and (iv) 107,500 shares of restricted stock issued pursuant to written compensation agreements between us and certain of our employees, officers and directors.
(3) Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(c) of the Securities Act, on the basis of the average of the high and low prices of our stock as reported on the New York Stock Exchange on September 11, 2002.
(4) Represents (i) 318,169 shares of our common stock reserved for issuance upon the exercise of stock options previously granted under our 1995 Plan and (ii) 638,581 shares of our common stock reserved for issuance upon the exercise of stock options previously granted under our 2000 Plan.
(5) Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(h) of the Securities Act, on the basis of the weighted average exercise prices of options to purchase shares of our common stock previously granted under our 1995 Plan and our 2000 Plan.

                               EXPLANATORY NOTE

     We have prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act, to register shares of common stock issuable pursuant to our 1995 Stock Option Plan and our Amended and Restated 2000 Executive Incentive Compensation Plan.

     Under cover of this registration statement on Form S-8 is our prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. This prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate of 1,265,510 shares of our common stock which have been issued prior to the filing of this registration statement and are "restricted securities."



          PART I. INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


Item 1. Plan Information. We will send or give the documents containing the information specified in Part I of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the Securities Act. We do not need to file these documents with the Commission either as a part of the registration statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information. We will provide plan participants, without charge and upon written or oral request, the documents incorporated by reference in this registration statement pursuant to

Item 3 of Part II of this registration statement, which shall, taken together, constitute a prospectus which meets the requirements of Section 10(a) of the Securities Act of 1933, as amended.

PROSPECTUS
                                1,265,510 Shares

                                EQUITY ONE, INC.

                                  Common Stock


                           --------------------------

     This prospectus relates to 1,265,510 shares of our common stock, which may be offered from time to time by the selling stockholders identified on page 11 of this prospectus for their own accounts. Each of the selling stockholders named below acquired the shares of common stock pursuant to our 1995 Stock Option Plan or our Amended and Restated 2000 Executive Incentive Compensation Plan, or pursuant to written compensation agreements between us and the selling shareholder, or is the transferee by gift of a person who acquired the shares under one of these plans or agreements.

     The selling stockholders may offer shares for sale at prevailing prices on the New York Stock Exchange on the date of sale or in negotiated transactions. We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that selling stockholder.

     Among the shares of common stock there are shares which are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering the shares of common stock under the Securities Act to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each selling stockholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

     Our common stock is traded on the New York Stock Exchange under the symbol "EQY." On September 11, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $13.86 per share. On September 13, 2002 we had 34,442,441 shares of common stock outstanding.

                          ----------------------------

     Investing in our common stock involves risks. Please carefully consider the "Risk Factors" beginning on Page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ----------------------------

                The date of this prospectus is September 13, 2002


                                TABLE OF CONTENTS
                                                                            Page
Our Company....................................................................1

Cautionary Note Regarding Forward-Looking Statements...........................1

Risk Factors...................................................................3

Use of Proceeds...............................................................10

Selling Stockholders..........................................................11

Plan of Distribution..........................................................13

Legal Matters.................................................................14

Experts.......................................................................14

Where You Can Obtain Additional Information...................................14

                                   OUR COMPANY

     We are a self-administered, self-managed real estate investment trust, or REIT, that principally acquires, renovates, develops and manages community and neighborhood shopping centers. Our shopping centers are primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. As of June 30, 2002, our portfolio consisted of 90 properties, comprising 56 supermarket-anchored shopping centers, eight drug store-anchored shopping centers, 20 other retail-anchored shopping centers, three commercial properties and three retail developments, as well as non-controlling interests in three unconsolidated joint ventures that own commercial properties. Our existing properties are located primarily in metropolitan areas of Florida and Texas, contain an aggregate of 8.7 million square feet of gross leasable area, and were 87.6% occupied based on gross leasable area as of June 30, 2002.

     We were incorporated in Maryland in 1992 and we have been operating as a REIT under the U.S. Internal Revenue Code since 1995. Our principal executive office is located at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179 and our telephone number is (305) 947-1664.




              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Certain information included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect,"
"anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include:

o our inability to identify properties to acquire or our inability to successfully integrate acquired properties and operations, including our inability to successfully integrate the business and operations of United
Investors Realty Trust and Centrefund Realty (U.S.) Corporation which we acquired in the third quarter of 2001.

o the effect of general economic downturns on demand for and rents from neighborhood and community shopping centers;

o changes in tax laws or regulations, especially those relating to REITs and real estate in general;

o our failure to continue to qualify as a REIT under U.S. tax laws;

o the number, frequency and duration of tenant vacancies that we experience;

o the time and cost required to solicit new tenants and to obtain lease renewals from existing tenants on terms that are favorable to us;

o tenant bankruptcies and closings;

o the general financial condition of, or possible mergers or acquisitions involving, our tenants;

o competition from other real estate companies or from competing shopping centers or other commercial developments;

o changes in interest rates and national and local economic conditions;

o the continued service of our senior executive officers;

o possible environmental liabilities;

o the availability, cost and terms of financing;

o the time and cost required to identify, acquire, construct or develop additional properties that result in the returns anticipated or sought;

o the costs  required to re-develop  or renovate any of our current  properties;
and

o the effect of natural disasters and other casualties.

     You should also carefully consider any other factors contained in this prospectus, including the information incorporated by this prospectus. You should not rely on the information contained in any forward-looking statements, and you should not expect us to update any forward-looking statements.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

RISKS RELATED TO OUR PROPERTIES AND OUR BUSINESS

WE ARE DEPENDENT UPON CERTAIN KEY TENANTS SUCH AS PUBLIX AND WINN DIXIE, AND ADVERSE DEVELOPMENTS IN THE BUSINESS OF THESE TENANTS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL CONDITION.

     As part of our business strategy, we own shopping centers which are supported by "anchor" tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to our centers. As of June 30, 2002, 747,101 square feet and 535,862 square feet, or 8.6% and 6.2% of our aggregate gross leasable area, were leased to Publix and Winn Dixie, respectively. Leases with these anchor tenants represented approximately $4.9 million and $3.4 million, or 6.3% and 4.4%, respectively, of the annualized minimum rent from our properties.

     At any time, our anchor tenants or other tenants may experience a downturn in their businesses that may weaken their financial condition. As a result, our tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. We are also subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays, or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to our company and harm to our operating results. In addition to the loss of rental payments from the anchor tenant, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center whose leases permit cancellation or rent reduction if an anchor tenant's lease is terminated. In January 2002, Kmart Corporation, one of our anchor tenants in three of our shopping centers, filed for bankruptcy protection and has subsequently closed one of these stores and terminated the lease. Although we do not believe that Kmart's bankruptcy, the closure of one of its stores or the potential closings of the remaining two stores will have a materially adverse impact on our financial condition, its or other tenants' bankruptcies could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums.

VACATED ANCHOR SPACE AT ANY PROPERTY COULD ADVERSELY AFFECT THE PERFORMANCE OF THE ENTIRE SHOPPING CENTER.

     Vacated anchor tenant space reduces rental revenues if not re-rented promptly at the same rental rates and, even when the tenant continues to make rental payments, tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant's power to draw customers to the center. For instance, during 2002 Albertson's closed a store in San Antonio, Texas within our Wurzbach Shopping Center, but continues to pay rent under the lease and also closed one of its stores adjacent to our Spring Shadows Shopping Center. The closure of these stores by Albertson's may adversely affect us because the loss of this anchor tenant may cause fewer customers to visit these centers. No assurances can be given that existing anchor stores, whether tenants or not, will renew their leases as they expire or will not vacate their space prior to expiration. For example, it has recently become more common for drugstores to seek to rent freestanding structures instead of space within shopping centers, and in the past, some of our drug store anchor tenants have vacated their leased space for that reason. The closing of one or more stores occupied by anchor tenants or lease terminations by one or more anchor tenants could adversely affect that property and result in lease terminations or rent reductions by other tenants whose leases may permit termination or rent reduction in such circumstances. Each of these developments could adversely affect our financial condition.

GEOGRAPHIC CONCENTRATION OF OUR PROPERTIES MAKES OUR BUSINESS VULNERABLE TO ECONOMIC DOWNTURNS IN FLORIDA AND TEXAS.

     The economic performance and value of our real estate assets are subject to all of the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Economic and market conditions also may impact the ability of our tenants to make lease payments. Our properties are located primarily in Florida and Texas. Approximately 60.8% of our properties, based on gross leasable area, are located in Florida and represent $48.1 million, or 62.7%, of annualized minimum rent as of June 30, 2002. In addition, approximately 34.0% of our properties, based on gross leasable area, are located in Texas and represent $25.6 million, or 33.3%, of annualized minimum rent as of June 30, 2002. Our performance may therefore be linked to economic conditions in Florida and Texas. A decline in the economy in these markets may adversely affect our revenues from shopping centers in these areas, or could result in an increase in tenant bankruptcies, both of which may harm our performance in the affected market. In addition, if our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be significantly harmed.

OUR GROWTH MAY BE IMPEDED IF WE ARE NOT SUCCESSFUL IN IDENTIFYING SUITABLE ACQUISITIONS THAT MEET OUR CRITERIA.

     Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate properties, other assets or other business that meet our acquisition criteria or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions could reduce the number of acquisitions we complete and slow our growth, which could in turn harm our stock price.

FUTURE ACQUISITIONS OF REAL PROPERTIES, OTHER ASSETS OR OTHER COMPANIES MAY NOT YIELD THE RETURNS WE EXPECT, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS, MAY STRAIN MANAGEMENT RESOURCES AND MAY RESULT IN STOCKHOLDER DILUTION.

     We expect to make future acquisitions of or investments in real properties, other assets or other companies. Our strategy of making acquisitions and our market selection process may not ultimately be successful and may not provide positive returns on our capital. If we acquire any businesses, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business and train, retain and motivate any key personnel from the acquired business. In addition, acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. The issuance of equity securities for any acquisitions could be substantially dilutive to our stockholders.

     In September 2001, we acquired United Investors Realty Trust, or UIRT, and Centrefund (U.S.) Realty Corp., or CEFUS. Although we believe that we have successfully integrated these operations with ours, no assurances can be given that the operational synergies or estimated expense reductions will be realized or that unanticipated costs will not arise in the future as a result of these acquisitions. In addition, our strategy includes renovating and re-leasing space in some under-performing shopping centers acquired in these acquisitions. If such operational synergies or expense reductions are not realized, if we are unable to re-lease vacant space or if we experience material, unanticipated costs as a result of these acquisitions, our results of operations could be harmed and our stock price could decline.

AS WE EXPAND OUR BUSINESS INTO NEW MARKETS WE WILL BE SUBJECT TO RISKS ASSOCIATED WITH THOSE MARKETS WHICH MAY HAVE AN ADVERSE IMPACT ON OUR FUTURE OPERATIONS.

     Although we are seeking to acquire additional properties and sites in our primary markets of Florida and Texas, we will also seek to locate properties in other areas with similar demographic characteristics. In seeking investment opportunities in other areas of the United States, we will not initially possess the same level of familiarity as we possess with respect to our current markets, which could adversely affect our ability to acquire, develop, manage or lease properties in new markets and may, therefore, have an adverse impact on our future operations.

WE FACE INCREASING COMPETITION FOR THE ACQUISITION OF REAL ESTATE PROPERTIES AND OTHER ASSETS, WHICH MAY IMPEDE OUR ABILITY TO MAKE FUTURE ACQUISITIONS OR MAY INCREASE THE COST OF THESE ACQUISITIONS.

     We compete with many other entities engaged in real estate investment activities for acquisitions of community and neighborhood shopping centers, including institutional pension funds, other REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate properties, other assets or other companies we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Such competition may reduce the number of suitable properties and increase the bargaining position of the owners of those properties. This will result in increased demand for these assets, and therefore, increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, and you may experience a lower return on your investment.

OUR EXISTING PROPERTIES ARE, AND FUTURE PROPERTIES ARE EXPECTED TO BE, SUBJECT TO COMPETITION WHICH COULD AFFECT OUR ABILITY TO LEASE VACANT SPACE AND MAINTAIN CURRENT RENTAL VALUES.

     Many of our shopping centers are located in developed areas that include other shopping centers. The number of retail properties in a particular area could harm our ability to lease vacant space and maintain the rents charged at the shopping centers or at any newly acquired property or properties. Retailers at our properties face increasing competition from outlet malls, discount shopping clubs, direct mail, telemarketing sales and internet sales.

     In addition, any new competitive properties that are developed within the neighborhoods of our existing properties may result in increased competition for customer traffic and creditworthy tenants. Increased competition for tenants may require us to make capital improvements to properties which we would not have otherwise planned to make. Any unbudgeted capital improvements we undertake may divert cash that would otherwise be available for dividends to stockholders. Ultimately, to the extent we are unable to renew leases or re-let space as leases expire, our cash flow from tenants would be decreased and our operating results harmed.

WE MAY EXPERIENCE DIFFICULTIES AND ADDITIONAL COSTS ASSOCIATED WITH RENTING UNLEASED SPACE AND SPACE TO BE VACATED IN FUTURE YEARS.

     As a result of our acquisitions of UIRT and CEFUS, we now own several properties the performance of which we plan to improve by re-leasing vacated space. However, our ability to rent unleased or vacated space in these or other properties will be affected by many factors, including each property's location, current market conditions and covenants found in certain leases with tenants restricting the use of other space at a property. For instance, in some cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants to sell that merchandise or provide those services. When re-leasing space after a vacancy, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to lease or to re-lease on satisfactory terms could harm our operating results.

     In addition, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or greater than current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements.

WE HAVE SUBSTANTIAL DEBT OBLIGATIONS WHICH MAY REDUCE OUR OPERATING PERFORMANCE AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, and the risk that indebtedness on our properties will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness. Most of our existing mortgage indebtedness has an amortization schedule which results in substantial payments being due at maturity.

     Because we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings or equity offerings. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties upon disadvantageous terms, which might result in losses to us and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, our interest expense would increase, without a corresponding increase in our rental rates, which would adversely affect our results of operations. Further, if one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, or we are in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to us. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements under the Internal Revenue Code. In addition, under the terms of our credit facility with Wells Fargo, defaults in excess of $25 million under our other mortgage indebtedness could cause a default under that facility.

     We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, borrow under our existing credit facilities or borrow new funds to acquire properties. In addition, we may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

     Our substantial debt may harm our business and operating results, including by:

o requiring us to use a substantial portion of our funds from operations to pay interest and required principal payments, which reduces the amount available for dividends;

o placing us at a competitive disadvantage compared to our competitors that have less debt;

o making our company more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

o limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

CERTAIN INDEBTEDNESS MAY BE IN DEFAULT AS A RESULT OF PRIOR ISSUANCES OF OUR COMMON STOCK OR PRIOR ACQUISITIONS WHICH MAY SERVE AS A BASIS FOR THE LENDERS TO ACCELERATE AMOUNTS DUE UNDER THE RELATED MORTGAGES OR DEMAND PAYMENTS OR FEES.

     Certain of the mortgages on our properties contain prohibitions on transfers of ownership interests in the mortgagor or its parents without the prior written consent of the lenders, which provisions may have been violated by previous transactions. A violation could serve as a basis for the lenders to accelerate amounts due under the related mortgages, demand payments or assess fees or penalties. We are currently in the process of obtaining a clarification, amendment or consent from each of the various lenders under such mortgages.

     The outstanding amounts under the mortgages on the affected properties covered by such restrictions on transfer total approximately $79.3 million as of June 30, 2002. In the event that the requested assurances or consents are not obtained and the mortgage holders declare defaults under the mortgage documents, we will, if required, prepay the remaining mortgages from existing resources, refinancings of such mortgages, borrowings under our other lines of credit or other sources of financing. The repayment of these mortgages could have an adverse impact on our operations and affect our ability to make distributions to stockholders in the anticipated amounts.

CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The market price of our common stock will be affected by the annual distribution rate on the shares of our common stock. Increasing market interest rates may lead prospective purchasers of our common stock to seek a higher annual yield from their investments. Such an increase in market expectations or requirements would likely adversely affect the market price of our common stock. In addition, we have variable rate loans with various lenders. As interest rates rise, more of our funds from operations will be required to service that debt. Finally, increases in interest rates may have the effect of depressing the market value of retail properties such as ours, including the value of those properties securing our indebtedness.

OUR FINANCIAL COVENANTS MAY RESTRICT OUR OPERATING OR ACQUISITION ACTIVITIES, WHICH MAY HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

     Our existing mortgage indebtedness contains customary terms and conditions typically found in mortgages including, among others, the requirement to maintain insurance on the properties, the requirement to preserve and maintain the properties and restrictions upon the incurrence of additional indebtedness and liens on the properties. Furthermore, the terms of some of our indebtedness restrict our ability to consummate transactions which result in a change in control or to otherwise issue equity or debt securities. The mortgages on our properties also contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured,be entitled to take possession of the property securing the loan.

OUR INVESTMENTS IN DEVELOPMENT AND REDEVELOPMENT PROJECTS MAY NOT YIELD ANTICIPATED RETURNS, WHICH WOULD HARM OUR OPERATING RESULTS AND REDUCE THE AMOUNT OF FUNDS AVAILABLE FOR DISTRIBUTIONS TO STOCKHOLDERS.

     A component of our growth strategy is redeveloping existing properties within our portfolio as well as developing new shopping centers at other locations. There can be no assurance that we will be able to do so successfully. We intend to pursue development activities as opportunities arise. Such activities may include expanding and/or renovating properties or developing new sites. Expansion, renovation and development projects generally require expenditures of capital, as well as various governmental and other approvals, which we may not be able to obtain, or may only obtain after delay and at substantial costs.

     While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction only after securing commitments from anchor tenants, we will nevertheless be subject to risks that construction costs of a property, such as cost overruns and timing delays due to lack of availability of materials and labor, weather conditions and other factors outside of our control, may exceed original estimates, possibly making the property uneconomical. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results. In addition, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable, construction and permanent financing may not be available on favorable terms for development and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs.

THE COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS, INCLUDING LIABILITY FOR CONTAMINATION AT OUR PROPERTIES RESULTING FROM, AMONG OTHER THINGS, GASOLINE OR DRY-CLEANING POLLUTANTS, MAY HARM OUR OPERATING RESULTS.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate or real estate-related facilities may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from its property. In connection with the direct or indirect ownership, operation, management and development of real properties, we are generally considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances. Therefore, we may be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and damages for injuries to persons and property.

     Some of the properties in our portfolio have been identified as having or potentially having some form of environmental contamination. In some cases, contamination has or is expected to have migrated into the groundwater beneath our properties from adjacent properties, such as service stations. In other cases, contamination has resulted from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners, which have released pollutants such as gasoline or dry-cleaning solvents into the soil or groundwater. We believe that, based on environmental studies conducted to date, none of these environmental problems is likely to have a material adverse effect on our financial condition. However, no assurances can be given that environmental studies obtained by us reveal all environmental liabilities, that any prior owner of land or a property owned or acquired by us did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future. Although many of our leases with tenants contain provisions intended to minimize the environmental risks and to shift the financial risks to the tenants, there is no assurance that we will not incur liability in this regard.

COSTS ASSOCIATED WITH COMPLYING WITH THE AMERICANS WITH DISABILITIES ACT MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OPERATING RESULTS.

     Our properties are subject to the Americans with Disabilities Act of 1990. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

WE MAY EXPERIENCE ADVERSE CONSEQUENCES IN THE EVENT WE FAIL TO QUALIFY AS A
REIT.

     Although we believe that we have operated so as to qualify as a REIT under the Internal Revenue Code since our REIT election in 1995, no assurance can be given that we have qualified or will remain qualified as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding capital gains. Although we anticipate that our cash flows from operating activities will be sufficient to enable us to pay our operating expenses and to comply with the distribution provisions of the Internal Revenue Code, no assurances can be given in this regard.

     If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and we would not be allowed a deduction in computing our taxable income for amounts distributed to our stockholders. Moreover, unless entitled to relief under certain statutory provisions, we also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Disqualification would reduce our net earnings available for investment or distribution to our stockholders due to our additional tax liability for the years involved.

OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND HIS AFFILIATES OWN A MAJORITY OF OUR COMMON STOCK AND EXERCISE SIGNIFICANT CONTROL OF OUR COMPANY AND MAY DELAY, DEFER OR PREVENT US FROM TAKING ACTIONS THAT WOULD BE BENEFICIAL TO OUR OTHER STOCKHOLDERS.

     Chaim Katzman, our Chairman and Chief Executive Officer, together with his affiliates, is our largest stockholder. Mr. Katzman and his affiliates own in the aggregate as of August 31, 2002 approximately 62.09% of the outstanding shares of our common stock. Accordingly, Mr. Katzman will be able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Katzman will be able to exercise significant control over the outcome of any proposed merger or consolidation of our company under Maryland law. Mr. Katzman's ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

OUR ORGANIZATIONAL DOCUMENTS CONTAIN PROVISIONS WHICH MAY DISCOURAGE A TAKEOVER OF US, MAY MAKE REMOVAL OF OUR MANAGEMENT MORE DIFFICULT, AND DEPRESS OUR STOCK PRICE.

     Our organizational documents contain provisions which may have an anti-takeover effect and inhibit a change in our management. For instance, our articles of amendment and restatement contain ownership limits and restrictions on transferability of shares of our capital stock in order to protect our status as a REIT. These provisions prevent any one stockholder from owning, actually or constructively, more than 9.9% of the value or number of outstanding shares of our capital stock without our prior consent. In addition, our articles and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change of control of our company or the removal of existing management and, as a result, could prevent our stockholders from receiving a premium for their shares of common stock above the prevailing market prices. These provisions include the ability to issue preferred stock, staggered terms for our directors, advance notice requirements for stockholder proposals, the absence of cumulative voting rights and provisions relating to the removal of incumbent directors. Finally, Maryland law also contains several statutes that restrict mergers and other business combinations with an interested stockholder or that may otherwise have the effect of preventing or delaying a change of control.

LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     Our ability to successfully execute our acquisition and growth strategy depends to a significant degree upon the continued contributions of Chaim Katzman, our Chairman of the Board and Chief Executive Officer, Doron Valero, our President and Chief Operating Officer, and Howard Sipzner, our Chief Financial Officer. Pursuant to our employment agreements with Mr. Katzman, he is only required to devote so much of his business time, attention, skill and efforts as shall be required for the faithful performance of his duties. Moreover, there is no guarantee that Mr. Katzman, Mr. Valero or Mr. Sipzner will remain employed with us. While we have employment agreements with these executives, we cannot guarantee that we will be able to retain their services. The loss of the services of Messrs. Katzman, Valero or Sipzner could have a material adverse effect on our results of operations.

OUR RIGHTS AND THE RIGHTS OF OUR STOCKHOLDERS TO TAKE ACTION AGAINST OUR DIRECTORS AND OFFICERS ARE LIMITED.

     Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that a prudent person would use under similar circumstances. Our articles require us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholders of any of the shares offered hereby. We will pay all of the costs of this offering other than brokerage and underwriting fees and commissions.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the selling stockholders as of September 12, 2002. Each of the selling stockholders named below acquired the shares of common stock pursuant to our 1995 Stock Option Plan or our Amended and Restated 2000 Executive Incentive Compensation Plan, or pursuant to written compensation agreements between us and the selling shareholder, or is the transferee by gift of a person who acquired the shares under one of these plans. Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We treat shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable within 60 days of September 12, 2002, as outstanding for computing the percentage of the person holding such securities.

     Each of the selling stockholders are currently or have been within the past three years an employee, officer or directors of ours or of our predecessors or affiliates. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, we cannot give an estimate as to the number of shares that the selling stockholders will hold upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which it provided the information to us regarding its shares, in transactions exempt from the registration requirements of the Securities Act.


                                                                               Number of Shares      Percentage of
                                      Number of Shares    Number of Shares    Beneficially Owned         Shares
Selling Stockholder                     Beneficially           Offered        After Offering (1)      Beneficially
                                           Owned                                                      Offering (1)
Debbie Beiger                                   1,000                1,000                    0          *
Johnny Benitez                                  1,000                1,000                    0          *
Noam Ben-Ozer                                  31,502                6,000               25,502          *
David Briggs                                    3,000                3,000                    0          *
Celius Jean                                     1,000                1,000                    0          *
Ronald Chase                                   22,000                3,000               19,000          *
Robert Cooney                                  29,300                6,000               23,300          *
Tom Delahanty                                  10,000               10,000                    0          *
Randy Flick                                    43,125                5,625               37,500          *
Joann Flores                                      900                  900                    0          *
Michele Guard                                     667                  667                    0          *
Nathan Hetz(2)                              3,515,914                6,000            3,509,914        10.19%
Chaim Katzman(3)                           21,385,237              481,317           20,903,920        60.68%
Randy Keith                                     6,000                6,000                    0          *
Randy Lauseg                                    3,000                3,000                    0          *
Denise Levy                                     1,000                1,000                    0          *
Shelli Lieberman                                1,000                1,000                    0          *
Dr. Peter Linneman                              6,000                6,000                    0          *
Jorge Lopez                                     1,000                1,000                    0          *
Alan Marcus                                    28,002               11,000               17,002          *
Drew Margol                                    54,000                4,000               50,000          *
Grace Marshall                                 16,502                1,500               15,002          *
Tom Meredith                                    6,000                6,000                    0          *
Alan Merkur                                    64,150               64,150                    0          *
Barbara Miller                                 21,304               21,300                    4          *
Gregory Nicoulin                                1,000                1,000                    0          *
Marie Ninon-Carie                               1,000                1,000                    0          *
Dr. Shaiy Pilpel                               31,500                6,000               25,500          *
Guerline Propheta                               1,000                1,000                    0          *
Albert Rojas                                    1,000                1,000                    0          *
George Ramero                                   1,000                1,000                    0          *
Peter Sackmann                                  1,800                1,800                    0          *
Dori Segal                                      6,000                6,000                    0          *
Howard Sipzner                                197,739              148,629               49,110          *
Marie Toussaint                                 1,000                1,000                    0          *

                                        Number of                            Number of Shares      Percentage of
                                          Shares        Number of Shares    Beneficially Owned         Shares
Selling Stockholder                    Beneficially          Offered        After Offering (1)      Beneficially
                                          Owned                                                     Owned After
                                                                                                    Offering (1)

Cristino Traveres                               1,000                1,000                    0          *
George Unzaga                                   1,000                1,000                    0          *
Doron Valero                                  664,855              442,622              222,233          *
Doug Wolfe                                      1,000                1,000                    0          *
---------------------
* Less than 1%


(1) Assumes that all shares offered here are sold but no other securities held by the selling securityholder are sold.

(2) Includes 3,509,914 shares of common stock owned by Alony Hetz Properties & Investments, Ltd. which Mr. Hetz may be deemed to control.

(3) Includes (i) 1,155,456 shares of common stock owned by Gazit-Globe (1982) Ltd.; (ii) 3,612,405 shares of common stock owned by Gazit (1995), Inc.; (iii) 4,638,206 shares of common stock owned by M.G.N. (USA), Inc.; (iv) 5,743,431 shares of common stock owned by Silver Maple (2001), Inc.; and (v) 5,386,857 shares of common stock owned by Ficus, Inc., each of which Mr. Katzman may be deemed to control, and 65,310 shares of common stock for which Mr. Katzman is custodian for his minor children.


                              PLAN OF DISTRIBUTION

     Who may sell and applicable restrictions. The selling stockholders will be offering and selling all shares offered and sold under this prospectus. Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profits on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

     Manner of Sales. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on the New York Stock Exchange or other over-the-counter markets. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and selling stockholders may transfer, devise or gift these shares by other means.

     Prospectus Delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

o the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

o the aggregate amount and type of shares being offered;

o the price at which the shares were sold and other material terms of the offering;

o  any  discounts,   commissions,   concessions  and  other  items  constituting
compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers; and

o that any participating broker-dealers did not conduct any investigation to verify the information set out or incorporated in this prospectus by reference.

     The prospectus supplement or a post-effective amendment will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses and legal and accounting fees. Each selling stockholder will pay its own brokerage and legal fees, if any.

     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material effect or to omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

                                  LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, has passed upon the validity of the issuance of the shares being offered by this prospectus.


                                     EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                   WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

     We have filed with the Commission a Registration Statement on Form S-8 (including a Form S-3 Prospectus) under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Equity One, Inc., 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. Our telephone number is (305) 947-1664.

     We are also subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the Commission. You can inspect and copy reports and other information filed by us with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the Commission.

     You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

           PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     The following documents, which we have filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended, are hereby incorporated by reference into this registration statement as of the respective dates:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 12, 2002 and amended on March 18, 2002;

(b) Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June 30, 2002.

(c) Our Current Report on Form 8-K filed on March 27, 2002; and

(d) The description of our common stock contained in our registration statement on Form 8-A, dated October 15, 1997 pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

     In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated herein by reference and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.

Item 4.  Description of Securities.

                  Not applicable.

Item 5.  Interests of Named Experts and Counsel.

                  Not applicable.

Item 6.  Indemnification of Directors and Officers.

     The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which limits such liability to the maximum extent permitted by Maryland law. This provision does not limit our ability, or our stockholders ability, to obtain other relief, such as an injunction or rescission.

     Our charter and bylaws authorize and obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or any individual who, while serving as a director on our board, and at our request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor to us in any of the capacities described above and to any of our employees or agents, or employees or agents of a predecessor.

     Maryland law requires a corporation, unless its charter provides otherwise, which our charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law also permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon our receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

     We have entered into indemnification agreements with each member of the board of directors. The indemnification agreements require, among other things, that we indemnify to the fullest extent permitted by law and advance to each indemnified director all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the indemnification agreements, we must also indemnify and advance all expenses incurred by an indemnified director seeking to enforce his rights under the indemnification agreements and may cover executive officers and directors under our directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights it provides.

     It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

Item 7.  Exemption from Registration Claimed.

     The securities that are to be reoffered or resold pursuant to this registration statement were issued by us pursuant to our 1995 Stock Option Plan and our Amended and Restated 2000 Executive Incentive Compensation Plan, all in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Rule 701 thereunder.

Item 8.  Exhibits

         See "Exhibit Index" on page II-1 below.

Item 9.  Undertakings

         (a)......The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent o more than a 20 percent change in the
maximum  aggregate   offering  price  set  forth  in  the  "Calculation  of
Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)......The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)......Insofar as indemnification for liabilities arising under the
Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Miami Beach, State of Florida on this 12th day of September, 2002.

                              EQUITY ONE, INC.


                               By: /s/ Chaim Katzman
                               -----------------------------------------------
                               Chaim Katzman
                               Chairman of the Board and Chief Executive Officer

     Each person whose signature appears below hereby appoint each of Chaim Katzman and Howard M. Sipzner his true and lawful attorney-in-fact with each of Messrs. Katzman and Sipzner having the authority, acting singly, to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate. Pursuant to the requirements of the Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                                         Title                                   Date
              ---------                                         -----                                   ----

/s/Chaim Katzman                                      Chairman of the Board and                September 12, 2002
------------------                                     Chief Executive Officer
Chaim Katzman                                       (Principal Executive Officer)

/s/ Doron Valero                           President, Chief Operating Officer and Director     September 12, 2002
------------------
Doron Valero

/s/ Howard M. Sipzner                                  Chief Financial Officer                 September 12, 2002
------------------                                  (Principal Accounting Officer)
Howard M. Sipzner

/s/ Nathan Hetz                                               Director                         September 12, 2002
------------------
Nathan Hetz

/s/ Noam Ben Ozer                                             Director                         September 12, 2002
------------------
Noam Ben Ozer

/s/ Dr. Shaiy Pilpel                                          Director                         September 12, 2002
------------------
Dr. Shaiy Pilpel

                                  EXHIBIT INDEX

          Exhibit
          Number                Description
          -------               -----------

            4.1                 Registrant's Articles of Amendment and Restatement (1)
            4.2                 Registrant's Amended and Restated Bylaws (2)
            4.3                 Amended and Restated 2000 Executive Incentive Compensation Plan (3)
            4.4                 1995 Stock Option Plan (4)
            5.1                 Opinion of Ballard Spahr Andrews & Ingersoll, LLP
           23.1                 Consent of Deloitte & Touche LLP
           23.2                 Consent of Ballard  Spahr  Andrews & Ingersoll,  LLP  (contained in its opinion filed as
                                Exhibit 5.1 hereto)
----------------------------


(1) Previously filed with our Quarterly Report on Form 10-Q for the period ended June 30, 2002 and incorporated herein by reference.

(2) Previously filed with our registration statement on Form S-11 (Registration No. 333-3397) and incorporated herein by reference.

(3) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on May 24, 2002, and incorporated herein by reference.

(4) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on June 23, 2000, and incorporated herein by reference.